Merrimac Funds

Shareholders Meeting Results (unaudited)


A special meeting of the shareholders of the Merrimac Cash Fund (the "Cash Fund") a series of the Merrimac Funds was held on September 16, 2003. The results of taken among shareholders on proposals are listed below.

Proposal 1

To adopt an Investment Sub-Adviser Agreement between Investors Bank & Trust Company - Advisory Division (the "Adviser") and Lincoln Capital Fixed Income Management Company, LLC (the "Sub-Adviser").


Cash Fund               For                Against                 Abstain

                     635,166,440.99           0                       0



Proposal 2

        To adopt a "Manager-of-Managers" arrangement.


Cash Fund              For                 Against                Abstain

                  561,190,697.00         73,975,743.99              0